Shareholder Rebuttal to CVS Health Corp. Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  CVS Health Corporation
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

CVS Shareowners are encouraged to vote FOR resolution #4:

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS’s stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Overview
In its opposition statement, CVS Health states that “we work with federal and state policymakers to ensure that people get the right care, at the right time and in the right setting, reflecting our Company’s purpose of helping people on their path to better health.” However it is the opinion of the Proponent that the CVS Health Political Action Committee (“CVS EPAC”) has, in fact, supported political candidates and organizations which have actively worked against access to healthcare and regulation of tobacco.

Despite engagement with the Proponent, in which the Proponent made the Company aware of contributions which may be undermining the Company’s own stated goals and business objectives, the CVS EPAC has continued to make contributions that have the ability (in the opinion of the Proponent) to damage Company brand name and are opposed to the Company’s business interests.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

The CVS EPAC has made political contributions to politicians who seek to end affordable access to healthcare.

CVS Health’s own document entitled “Our Public Policy Principles” lays out the issues which should drive the EPAC’s political giving, including:

•	Reducing Access to and Use of Tobacco to Improve Public Health and Reduce Health Care Costs

•	Solutions for the Cost, Quality and Access Challenges

Despite the assertion that CVS Health’s (and presumably the EPAC’s) involvement with federal and state policymakers should support the Company’s public policy goals of “advanc[ing] policies that will improve health outcomes,” in the past 5 years, the CVS EPAC gave thousands of dollars to candidates who actively sought to defund the Affordable Care Act (ACA).  The Proponent contends that political candidates who work to end equitable access to healthcare through defunding the ACA are clearly working against our Company’s best interest.  As shareholders who pay close attention to the actions of our Company and their effect on our bottom line, the Proponent wants to know what benefit the Company received by supporting these political candidates.  The Proponent doesn’t seek to restrict political contributions, but believes that Management needs to account for the decisions it makes in Company name.  The Proponent believes that shareholders have the right to know why there are political contributions associated with the Company name to candidates who have been vocally against the ACA, such as Marco Rubio, John Boehner, Ted Cruz, Ron Johnson, Patrick McHenry, and Bill Cassidy.

The CVS EPAC has made political contributions to candidates who are directly opposed to the Company’s goal of tobacco regulation.

In February 2014, CVS Health Corporation announced that it would be removing all tobacco products from its 7,700 retail stores, replacing those items with smoking-cessation programs. This feat was crucial to the company’s intention to “bolster its image as a health care company” due to the fact that “sales [of tobacco] conflicted with its health care mission.”1  As CEO Larry Merlo explained, “The contradiction of selling tobacco was becoming a growing obstacle to playing a bigger role in health care delivery.”2
_______________________
1 http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/
2 http://www.usatoday.com/story/news/nation/2014/09/03/cvs-steps-selling-tobacco-changes-name/14967821/

Despite  the Company’s stated intention of “reducing access to and use of tobacco” and the Proponent’s engagement with the Company on this topic, the Proponent’s research found that the CVS EPAC contributed funds in late 2015 to Kevin McCarthy and Charles Boustany, the second and fourth (respectively) highest recipients of electioneering contributions from tobacco lobbyists according to OpenSecrets.org.  Boustany voted against regulating tobacco as a drug, while McCarthy has been accused by a non-profit organization of “put[ing] the interests of the tobacco industry ahead of the health of America’s kids” by being involved in the effort to “grandfather-in” flavored e-cigarettes and cigars from review and regulation.3

Furthermore, CVS EPAC has a lengthy history of supporting Ed Whitfield, a political candidate who has announced his retirement this year amid an ethics review, and who has a long record of voting against regulation of tobacco in any form. In 2014, Whitfield was described as “strange bedfellows” with a former tobacco lobbyist after it was discovered that Whitfield and the lobbyist had a long-term financial relationship, including owning property together.

In light of the Company’s firm stance on tobacco regulation and intentions to “reduc[e] access to and use of tobacco,” the Proponent believes that it is in the best interest of the Company and its shareholders if the Company-associated political action committee no longer contributes to, or at least discloses its rationale for giving to, politicians which undermine this serious business interest.

The Proponent believes that the Company has a fiduciary duty to ensure that it  and the EPAC are not funding politicians who seek to undermine the Company’s business goals.

The Conference Board Handbook on Corporate Political Activity (2011) recommends corporations review their political expenditures to “examine the proposed expenditures to ensure that they are in line with the company’s values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company.”

The Proponent believes that consequences of unintended incongruent contributions include alienation of customer base, alienation of advertisers, harm to company name, and potential harm to shareholder value.

In opposition to this proposal, CVS Health states that it believes the current policies ensure that the Company is able “to contribute to shaping public policy in a manner that benefits the interests of the Company,” yet the Proponent believes that many of these contributions directly undermine the company’s business interests and public policy stances, thus putting shareholder value at risk.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, CVS’s existing procedures regarding political contributions are not sufficient.

_______________________
3 http://www.tobaccofreekids.org/press_releases/post/2015_07_08_house

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: April 12, 2016

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.